Kao Corporation

08001904

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
April 9, 2008

Office of Investor Education and Assistance
SEC Headquarters

100 F Street, NE
Washington, DC 20549
U.S.A

SEC Mail Processing Section

APR 1 4 2008

Washington, DC
112

SUPPL

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since March 5, 2008 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal and Compliance -Global at 011-813-3660-7619 (telephone) or 011-813-3660-7942 (facsimile).

PROCESSED
APR 2 2 2008
THOMSON
FINANCIAL

Very truly yours,

Kao Corporation

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal and Compliance- Global

Enclosures: Annex A
Annex B

dw 4/21

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE March 5 , 2008

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated March 24, 2008
(Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

(2) Corporate Governance Report dated March 27, 2008(A brief description in English is set forth in Annex B, excerption in English is attached hereto as Exhibit A-2, and the original document in Japanese is attached hereto as Exhibit B-5)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on the Acquisition of Treasury Shares dated March 11, 2008
(A brief description in English is set forth in Annex B and the original documents in Japanese are attached hereto as Exhibit B-2)

(2) Amendment Report of the Annual Securities Report on June 28, 2007 dated March 26, 2008
(A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-3)

(3) Amendment to the Recordation for the Issuance of Bonds dated March 26, 2008
(A brief description in English is set forth in Annex B and the original documents in Japanese are attached hereto as Exhibit B-4)

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Report on the Acquisition of Treasury Shares

Pursuant to the Financial Instruments and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the resolution of the Board of Directors to purchase the treasury shares. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report filed on March 11, 2008 includes the following information:

i. On January 23, 2008, the Board of Directors of Kao resolved to repurchase up to 5,000,000 shares of common stock for treasury, for up to ¥15,000,000,000. In February 2008, Kao repurchased pursuant to that resolution a total of 2,325,000 shares for ¥7,497,790,000.As of February 29, 2008, Kao had issued 549,443,701 shares of common stock, and held 7,493,885 of them.

(2) Amendment Report of the Annual Securities Report on June 28, 2007 dated March 26, 2008

Pursuant to the Financial Instruments and Exchange law of Japan, amendment report of the annual securities report must be filed if necessary. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for five year.

The report filed on March 28, 2008 includes the following information:

Item (5), in Part I (Company Information), 4 (State of the Company), 6 (State of Corporate Governance) of the Annual Securities Report filed on June 28, 2007, is modified as follows:

(5) Any items that can be resolved at the meeting of Board of Directors instead of General Shareholders Meeting and the reason therefor:

①Acquisition of Own Shares
According to the Kao's Articles of Incorporation, Kao may acquire its own Shares by resolution of the Board of Directors, to respond swiftly to changes in the business environment etc.

②Limitation of Directors' and Corporate Auditors' Liabilities
According to Kao's Articles of Incorporation, Kao may, by resolution of the Board of Directors, limit the liabilities of a Director (including a former

Director) and a Corporate Auditor (including a former Corporate Auditor) in respect of his/her liabilities under Article 423, Paragraph 1 of the Corporation Law; provided that such Director or Corporate Auditor must have acted in good faith and without gross negligence in performing his/her duties and provided that such limitation of the liabilities will be in accordance with the parameters set forth in applicable laws and regulations, so that Directors and Corporate Auditors can adequately fulfill their expected duties.

③Interim Dividends
According to Kao's Articles of Incorporation, Kao may, by resolution of the Board of Directors, make a payment of Interim Dividends pursuant to the provisions of Article 454, Paragraph 5 of the Corporation Law, with Record Date of Interim Dividends being September 30 of each year, to have flexibility in returning Kao's profit to the shareholders.

(3) Amendment to the Recordation for the Issuance of Bonds dated March 26, 2008

Pursuant to the Securities and Exchange law of Japan, when the company decided to issue bonds, a recordation for the issuance of bonds must be filed with the Director of the Kanto Local Finance Bureau and is available for public inspection at the Tokyo Stock Exchange, Inc. and at the main office of Kao for a scheduled period of issuance.

The amendment to the recordation filed since June 1, 2007 include the following information:

March 26, 2008–Amendment of the recordation was filed due to the addition of the above (2) amendment report to the reference material.

(4) Corporate Governance Report

Listed companies of Tokyo Stock Exchange (TSE) are requested to file and timely update Corporate Governance Report to TSE. This report explains the following points of Corporate Governance of the listed companies of TSE.

1. Basic Position on Corporate Governance
2. Status of Corporate Governance System
3. Status of Measures Concerning Respect for the Standpoint of Stakeholders
4. Basic Policy Regarding the Internal Control System and its Maintenance
5. Information Concerning Hostile Takeover Defenses

The report updated on March 27, 2008 includes the following information:

•

a. Status of Corporate Governance System

	after	before
Tadashi Oe	Outside Corporate Auditor,Kao Customer Marketing Co.,Ltd; Outside Corporate Auditor,CANON INC.,; Outside Corporate Auditor,MARUI GROUP CO.,LTD.	Outside Corporate Auditor,Kao Customer Marketing Co.,Ltd; Outside Corporate Auditor,CANON INC.,; Outside Corporate Auditor,MARUI CO.,LTD.;

b. Basic Policy Regarding the Internal Control System and its Maintenance; Amended part in English excerption (Exhibit A-2) and the corresponding Japanese part (Exhibit B-5) are highlighted in pink.

Exhibit A-1

Notice Regarding Purchase of the Company's Stock from the Market and its Completion

March 24, 2008

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market in accordance with Article 156 of the Corporation Law, applicable pursuant to Article 165, paragraph 3 of the said Law, and the resolution made at the meeting of the Board of Directors held on January 23, 2008. The Company, today, has completed the purchase pursuant to the above-noted resolution.

Type of purchased shares:	Common stock of the Company
Total number of purchased shares:	1,998,000 shares
Total amount of the purchases:	6,001,800,000 yen
Period of purchases:	From February 29, 2008 to March 24, 2008
Method of purchases:	Purchased from the market at Tokyo Stock Exchange

References:

1. Information regarding the resolution made at the meeting of the Board of Directors held on January 23, 2008:

Type of shares to be purchased:	Common stock of the Company
Total number of shares to be purchased:	Up to 5,000,000 shares
Total amount of the purchases:	Up to 15,000,000,000 yen
Period of purchases:	From January 24, 2008 to March 24, 2008

2. Total number of purchased shares of the Company's stock from the market pursuant to the above-noted resolution and total amount of the purchases:

Total number of purchased shares:	4,791,000 shares
Total amount of the purchases:	14,999,700,000 yen

3. Total number of purchased shares of the Company's stock from the market in the fiscal year ending March 31, 2008 and total amount of the purchases:

Total number of purchased shares:	9,315,000 shares
Total amount of the purchases:	29,998,710,000 yen

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-2

- Press Release
- Company Profile



Company Outline
Directors, Corporate Auditors and Executive Officers
The Kao Way
Corporate Governance
Business Conduct Guidelines
Business Activities
Business Fields
Approach to Environmental Issues
Corporate Citizenship
Global Business
Group Operations
History
- Investor Relations
- Corporate Social Responsibility
- R&D Activities

Company Profile

Corporate Governance

Note: The contents of the text herein are excerpts from the Report on Corporate Governance filed with the Tokyo Stock Exchange on March 27, 2008.

1. Basic Position on Corporate Governance

Kao' s basic position on corporate governance is to develop a managerial framework and internal control system that can take the necessary measures to realize highly efficient, sound and transparent management with the aim of continuously increasing corporate value. The Company considers corporate governance to be one of its most important managerial tasks.

2. Status of Corporate Governance System


Shareholders Meeting
Monitoring
Audit
Board of Corporate Auditors
Board of Directors
Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President
Compensation Advisory Committee
Supervision
Audit
Management Committee
Accounting Auditors
Audit
CSR Committee
Internal Control Committee
Compliance Hotline
Consultation
Outside Lawyers
Audit
Corporate Audit Services
Audit
·Administrative Divisions
·Business Divisions
·Production & Engineering
·Research & Development
Audit
Subsidiaries / Affiliates
Investigation
Audit
Conference by Corporate Auditors of Domestic Group Companies
Corporate Auditors
(Attendance)
(Attendance)
Certified Public Accountant
Audit

Note: Our policy is to ask experts, such as lawyers, for their advice as reference in making business judgements, if necessary, concerning business management and daily operations.

(1) Members of the Board of Directors

The Company has adopted the corporate auditor system. In its current management structure, the Company has 15 members of the Board of Directors, including two Outside Directors and the Chairman of the Board of Directors without representative rights, and 25 Executive Officers, including 11 who serve concurrently as members of the Board of Directors.

- Information Concerning Main Activities of Outside Directors
  During the period from April 2006 through March 2007, 16 meetings of the Board of Directors were held. After Outside Director Messrs. Atsushi Takahashi and Osamu Shoda assumed office as Members of the Board, 14 meetings of the Board of Directors were held of which they both attended 12 meetings. At the meetings of the Board of Directors, Outside Directors regularly give their views on the Company' s operations in general, and at every meeting they actively ask questions and express opinions on various issues from a broad and objective standpoint, based on their extensive experience. When necessary, they visit the Company' s domestic and overseas business sites.

- Support System for Outside Directors
  To enhance discussions at the meetings of the Board of Directors, the Secretariat of the Board extensively briefs Outside Directors prior to each meeting on matters including the background, purpose and contents of proposals on the agenda of the meeting.

(2) Corporate Auditors

The Company' s Board of Corporate Auditors consists of four Corporate Auditors, including two Outside Auditors.

- Status of Cooperation between Corporate Auditors and Accounting Auditor
  At the start of accounting audits for each business year, the Corporate Auditors receive from the Accounting Auditor an audit plan describing the fundamental audit policy, the major items and sites to be audited and the main contents of the audit. They also exchange views with the Accounting Auditor concerning the contents of the audit plan.

  In the settlement of accounts for the business year, the Corporate Auditors also have an opportunity to discuss the audit contents with the Accounting Auditor during the course of

  the audit. In addition, they receive the audit report from the Accounting Auditor within the time frame prescribed by law, and receive a summary of the audit results, which are later used in preparing the audit report of Corporate Auditors.

  The Corporate Auditors also contact the Accounting Auditor whenever necessary, and cooperate with them to contribute to the formation of their respective audit opinions.

- Status of Cooperation between Corporate Auditors and Internal Auditing Functional Divisions
  Corporate Auditors regularly meet on a quarterly or semi-annual basis with the Corporate Audit Services Department and the Legal & Compliance Division, as well as the internal auditing functional divisions related to environment & safety, quality assurance, risk management and other areas, to hear about their activities and exchange opinions. When necessary, both parties also provide the information they have to the other, which serves to deepen cooperation and raise the level of each other' s audit activities.

- Information on Other Major Activities of Outside Auditors
  During the period from April 2006 through March 2007, 16 meetings of the Board of Directors and 7 meetings of the Board of Corporate Auditors were held. Outside Auditor Mr. Satoshi Ito attended all of the meetings, respectively. After Mr. Tadashi Oe assumed office as a Corporate Auditor, 14 meetings of the Board of Directors and 5 meetings of the Board of Corporate Auditors were held of which he attended 12 meetings of the Board of Directors and 4 meetings of the Board of Corporate Auditors. Outside Auditors actively provide appropriate questions and statements from a specialized, objective standpoint at virtually every meeting of the Board of Directors. In addition, at meetings of the Board of Corporate Auditors, they actively furnish opinions based on their extensive knowledge and experience. When necessary, they also participate in audits of domestic and overseas business sites.

- Support System for Outside Auditors
  The Company has a system in which functional divisions such as the Corporate Audit Services Department and the Legal & Compliance Division provide support for Corporate Auditors upon request.

(3) Status of Implementation of Measures to Grant Incentives to Members of the Board of Directors

Regarding remuneration for members of the Board of Directors, the Company has

implemented a stock option plan for the purpose of aligning members of the Board of Directors' interests with those of shareholders of the Company. In addition, more than 20 percent of their planned annual remuneration is linked to performance based on EVA* (Economic Value Added) and the like. However, the Company does not apply performance-linked remuneration to Outside Directors.
Note: EVA is a registered trademark of Stern Stewart & Co.

(4) Payment of Remuneration, etc. to Members of the Board of Directors from April 2006 through March 2007

- Aggregate Amount of Remuneration, etc. paid to members of the Board of Directors
  To 15 members of the Board of Directors: 435 million yen (including 13 million yen to be paid to 2 Outside Directors)

Notes:

1. The aggregate amount of remuneration, etc., to be paid to members of the Board of Directors does not include the 142 million yen, which is the amount of salaries, etc. (including bonuses), to be paid to members of the Board of Directors who also serve as employees of the Company, for their services as employees.
2. The aggregate amount of remuneration, etc., to be paid to members of the Board of Directors includes the following amounts:
   (i) The amount accounted for during this fiscal year as the reserve for bonuses to members of the Board of Directors

   110 million yen to 13 members of the Board of Directors

   (ii) Amount of remuneration, etc., as stock acquisition rights allotted as stock options based on the resolution of the 100th Annual General Meeting of Shareholders held on June 29, 2006 and meeting of the Board of Directors held on August 25, 2006 and September 28, 2006.

   76 million yen to 14 members of the Board of Directors (including 2 million yen to 1 Outside Director)

3. Maximum aggregate amounts of remuneration, etc., to be paid to members of the Board of Directors are as follows:

   (i) An annual amount of 450 million yen (resolved at the 86th Annual General Meeting of Shareholders held on June 26, 1992)

   This amount does not include remuneration paid to members of the Board of Directors who also serve as employees of the Company, for their services as employees.

   (ii) An annual amount of 200 million yen (resolved at the 100th Annual General Meeting of Shareholders held on June 29, 2006)

   This amount was approved as the maximum amount of stock acquisition rights to be allotted as stock options, apart from the amount in (i) above.

4. In addition to the aggregate amount of remuneration, etc., to be paid to members of the Board of Directors, the following payments have been made based on the resolution of the 100th Annual General Meeting of Shareholders held on June 29, 2006:
   (i) Bonuses to members of the Board of Directors
   To 13 members of the Board of Directors: 73 million yen
   (ii) Retirement allowances
   To 2 members of the Board of Directors: 17 million yen

   Since July 2001, the Company has stopped adding to the amount of the reserve for retirement allowances to members of the Board of Directors and Corporate Auditor. The above retirement allowances were awarded to the 2 Directors in recognition of their service to the Company for the period from their respective assumption of office to June 2001.

(5) Information on Business Execution, Audits and Supervision, Nomination, Setting of Compensation and Other Functions

In its previous framework of members of the Board of Directors and Corporate Auditors, the Company introduced the Executive Officer system in June 2002. In its current management system, the Company has 15 members of the Board of Directors, including two Outside Directors and the Chairman of the Board of Directors without representative rights, and 25 Executive Officers, including 11 who serve concurrently as members of the Board of Directors. The Company is giving ongoing consideration as to whether it should become a

"Company with three committees" as defined by the Corporation Law, as it believes this is a management issue of great importance. However, the Company has established a "Compensation Advisory Committee" and a "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President," which perform functions similar to those of the committees in a "Company with three committees."
The Compensation Advisory Committee consists of all Representative Directors, the Chairman of the Board of Directors and all Outside Directors. At this Committee, the Representative Directors obtain opinions with respect to the compensation system and level of compensation for the members of the Board of Directors and Executive Officers. The Committee convenes once a year during the executive compensation review period. In the year ended March 31, 2007, the Committee held a meeting with the attendance of all committee members, who judged that the compensation system and level of compensation for members of the Board of Directors and Executive Officers currently in office were appropriate. This result was reported to the meeting of Business year.

The Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President consists exclusively of all Outside Directors and all Outside Corporate Auditors. This Committee examines the nominees prior to the election or re-election of the Chairman of the Board of Directors and/or the President and submits its evaluation of the nominees' qualifications to the Board of Directors. The Committee was held with the attendance of all committee members prior to the election of the new Chairman of the Board of Directors and new President in June 2004, and prior to the selection of re-election nominees for Chairman of the Board of Directors and President in June 2006 re-elected at the meeting of the Board of Directors after the resolution of the Annual General Meeting of Shareholders in 2006. After the examination, the committee submitted to the Board of Directors its opinion that there were no problems concerning the qualifications of the nominees.

In addition, the accounting firm Tohmatsu & Co., which is the Company's Accounting Auditor, ensures that any of its employees who become involved in auditing the Company will not be involved in the audit for more than a certain period. The Company and the accounting firm have entered into a contract for audits based on the Corporation Law and the Securities and Exchange Law.

3. Status of Measures Concerning Respect for the Standpoint of Stakeholders

- Rules for Respecting the Standpoint of Stakeholders through Internal Regulations, etc.
  The Kao Way, an essence of the Company's corporate philosophy, states that "Our mission is 'to strive for the wholehearted satisfaction of the lives of people globally through the Company's core domains of cleanliness, beauty and health.'" The "Vision" section of the Kao Way stipulates that "We aim to be 'a global group of companies that is closest to the consumer/customer in each market,' earning the respect and trust of all stakeholders and contributing to the sustainable development of society." In addition, the Principles of Corporate Ethics in the Kao's Business Conduct Guidelines states that "Kao Corporation seeks to be an honest and exemplary company, guided by sensible and fair actions and driven by a fundamental adherence to ethical principles that go beyond mere compliance with laws to earn the true respect of all stakeholders." The text also describes specific details about Kao's conduct guidelines to respect the standpoint of stakeholders.
- Implementation of Environmental Preservation Activities and CSR* Activities
  The CSR Committee, chaired by the President & CEO, and the Committee for Responsible Care Promotion, chaired by a member of the Board of Directors, draw up and review basic policies for business activities, and have set up specialized sections to promote concrete activities on a day-to-day basis. The CSR Report is issued every July, which reports on Kao's position on CSR and its various CSR-related activities including environmental preservation activities.
  * Corporate Social Responsibility
- Formulation of Policies, Etc., for Information Disclosure to Stakeholders
  The Disclosure Committee, formed in September 2005, formulated a basic policy in May 2006. The policy includes Kao's commitment to disclosing information to shareholders, investors and all stakeholders in a timely, accurate and impartial manner by continuing prompt disclosure of information that falls under the Rules on Timely Disclosure of Corporate Information by Issuer of Listed Security and the Like provided by Tokyo Stock Exchange, in compliance with the Corporation Law, the Financial Instruments and Exchange Law and various ordinances.

4. Basic Policy Regarding the Internal Control System and its Maintenance

1) Policy Regarding Maintenance of Internal Control System

<Basic Policy Regarding the Internal Control System>
The Company has established an Internal Control Committee chaired by the President and CEO. An important task of the committee is to develop a management structure, organization and system that facilitates legally compliant, efficient, sound and highly transparent management that aims to consistently increase corporate value, and for this objective, the Company implements the following systems.

(1) System to ensure that Members of the Board of Directors' and employees' execution of their duties conforms to laws and the Articles of Incorporation

Members of the Board of Directors, Executive Officers and employees of the Kao Group companies should act with integrity based on "Kao's Business Conduct Guidelines," which govern compliance with laws, the Articles of Incorporation, internal rules and social ethics. The Compliance Committee, chaired by the Member of the Board of Directors in charge of compliance, promotes this compliance. Monitoring by the Corporate Audit Services as well as notices and reports to the Compliance Reporting Hotline from concerned parties in and outside the Company enable Kao to quickly gauge the state of compliance, work to quickly resolve any issues that arise, and take appropriate steps to prevent the recurrence of similar cases.

(2) System for retention and management of information concerning Member of the Board of Directors' execution of their duties

Information (minutes, decision records and their relevant materials, account books and records, and other information and the like) related to members of the Board of Directors' execution of their duties is properly retained and managed according to the document retention and management policies and other related policies. Members of the Board of Directors, Corporate Auditors and employees designated by them may access such information at any time.

(3) Rules and other systems concerning risk management

Risks involved in business strategies are analyzed and countermeasures are discussed by the relevant departments; when necessary, discussion of these risks and countermeasures takes place in meetings of the Board of Directors or the Executive Committee. Risks in business operations are managed in accordance with the Kao's Risk Management Policy. The Risk Management Committee, chaired by the member of the Board of Directors in charge of risk management, promotes risk management throughout the Kao Group companies and develops countermeasures for disasters and other emergencies. In the event of a serious crisis, countermeasures headquarters, which should be headed by the President and CEO, is set up to respond to the crisis.

(4) System to ensure that Members of the Board of Directors efficiently execute their duties

After determining the direction to be focused on in a mid-term business plan the Board of Directors reflect it in the mid-term plans of each department and subsidiary. The mid-term plans are reviewed annually by the Board of Directors and the Executive Committee, and necessary adjustments are made in response to the progress of the plans and changes in the business environment. The Executive Committee reviews, monthly or whenever appropriate, the progress of the revenue and expenditure plan and other important business plans, extracts the main issues and then implements measures in response. In order to separate supervision and execution functions and to ensure the effectiveness of these functions, the decision rules for the Board of Directors and the Executive Committee are reviewed as necessary.

(5) System to ensure the appropriateness of business operations in the Kao Group

The Internal Control Committee and related committees promote various policies to make sure that the business activities of the Company and its subsidiaries conform to laws and respective articles of incorporation. In addition, they promote and monitor efforts to ensure the appropriateness and efficiency of business operations throughout the Kao Group companies, and report regularly to the Board of Directors.

Representative Directors, members of the Board of Directors in charge of business operations and Executive Officers provide guidance for the development of appropriate internal control systems for Kao Group companies, according to their respective duties. In addition, to ensure the appropriateness of business operations at subsidiaries, they make improvements to the rules for periodic reports from subsidiaries and enhance internal audit functions.

(6) System to ensure reliability of financial reports

In order to ensure the reliability of financial reports, the Company evaluates, improves and documents in writing the state of the Company's internal control system and the process of business operations based on the principles of the Internal Control Committee and the Board of Directors confirms these activities regularly.

(7) Employees to be assigned if Corporate Auditors request staff to assist in their duties

In the event that a request be made by Corporate Auditors for assignment of staff to provide assistance to conduct their audits effectively, the members of the Board of Directors should assign employees after discussing specific personnel selection with the Corporate Auditors.

(8) Independence of employees in the preceding paragraph from members of the Board of Directors

In assignment, evaluation, transfer and disciplinary action of or to employees who assist in the duties of Corporate Auditors, the opinions of the Board of Corporate Auditors should be solicited and respected.

(9) System for Members of the Board of Directors and employees to report to Corporate Auditors, and other systems concerning reporting to Corporate Auditors

Corporate Auditors may attend meetings of the Executive Committee, the Internal Control Committee and related committees, and may access the minutes, decision records and other documents of important meetings at any time. They may also receive activity reports from the head of each division, and have regular exchanges of views with Representative Directors. In addition, members of the Board of Directors should promptly report to Corporate Auditors any fact that may potentially cause significant harm to the Company or any occurrence of a serious violation of laws or the Articles of Incorporation.

(10) System to ensure that audits by Corporate Auditors are conducted effectively

To conduct efficient and effective audits, Corporate Auditors maintain a close cooperative relationship, which includes the exchange of information, with the Accounting Auditor and the internal audit functional departments such as the Corporate Audit Services, as well as corporate auditors and internal audit departments of subsidiaries. In addition, Corporate Auditors may independently receive support from outside specialists such as lawyers and certified public accountants when necessary.

2) Basic Policy to Eliminate Antisocial Forces and its Maintenance

The Company has made the following declaration in Kao's Business Conduct Guidelines, of which the Company has familiarized all employees of Kao Group companies. Kao's Business Conduct Guidelines have also been published on the Company's website.

We shall not engage in any activities which are detrimental to society. Furthermore, we shall resolutely resist pressure by any individual, group or organization to support such activities.

- We shall maintain a resolute attitude against activities which are unlawful or contrary to the public welfare.
- We shall not participate in any activities that are illegal or contrary to the public welfare regardless of any competing pressure to do so.
- We shall reject any relationship with groups that act contrary to the public welfare,

and shall not yield to any attempt of blackmail or threat. We shall not involve ourselves in any activities or conduct which offends social norms or morality, such as money laundering, offers of illegal interest, etc.

To cut off any relationships with antisocial forces, the Company coordinates with external specialized agencies, collects and manages information and maintains an appropriate internal organization for the purpose thereof under normal circumstances.

5. Information Concerning Hostile Takeover Defenses

The Company did not submit any proposals regarding defensive measures against hostile takeovers to its Annual General Meeting of Shareholders held in June 2007. However, the Company believes that implementing defensive measures is an important task for management, and continues to study the pros and cons of introducing reasonable defensive measures against hostile takeovers. The Company also closely monitors development of the Japanese legal system and trend of business society.

The Company hopes to attract shareholders who will hold Kao's stock on a long-term basis. The Company is committed to rewarding such long-term shareholders by increasing corporate value over the long term through vigorous business activities linked to increasing EVA, and by enhancing shareholder returns, including dividends*. The Company believes that increasing corporate value and enhancing shareholder returns will be duly reflected in Kao's stock price in the market and its market value, which will in turn discourage hostile takeovers that could not be in the best interests of shareholders.

At the same time, through its CSR and other activities, the Company promotes understanding of its contribution to global society among all stakeholders. By doing so, the Company expects to increase trust of stakeholders towards its management, which, it believes, will act as a major deterrent to such hostile takeovers.

* The Company has set a target payout ratio of approximately 40% of consolidated net income.

Exhibit B-1

平成２０年３月２４日

各 位

会社名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　崎　元　規
（コード番号　４４５２　東証第一部）

自己株式の市場買付及びその終了に関するお知らせ

当社は、会社法第 165 条第３項の規定により読み替えて適用される同法第 156 条の規定に基づく自己株式の取得について、平成 20 年１月 23 日開催の当社取締役会決議に基づき、下記の通り市場買付を実施いたしましたので、お知らせいたします。

なお、本日の市場買付をもって、上記取締役会決議に基づく自己株式の取得をすべて終了いたしましたので、あわせてお知らせいたします。

記

・取得した株式の種類　当社普通株式
・取得した株式の総数　1,998,000 株
・株式の取得価額の総額　6,001,800,000 円
・取　得　期　間　平成 20 年２月 29 日から平成 20 年３月 24 日まで
・取　得　方　法　東京証券取引所における市場買付

（ご参考）

1．平成 20 年１月 23 日開催の当社取締役会での決議内容
・取得する株式の種類　当社普通株式
・取得する株式の総数　5,000,000 株（上限）
・株式の取得価額の総額　15,000,000,000 円（上限）
・取　得　期　間　平成 20 年１月 24 日から平成 20 年３月 24 日まで

2．上記取締役会決議に基づき市場買付によって取得した自己株式の累計
・取得した株式の総数　4,791,000 株
・株式の取得価額の総額　14,999,700,000 円

3．当期（平成 19 年４月１日から平成 20 年３月 31 日まで）に市場買付によって取得した自己株式の累計
・取得した株式の総数　9,315,000 株
・株式の取得価額の総額　29,998,710,000 円

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話 03-3660-7041～7042

Exhibit B-2

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	金融商品取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成20年３月11日
【報告期間】	自　平成20年２月１日　至　平成20年２月29日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾崎　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門　管理部長　青木　和義
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門　管理部長　青木　和義
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

株式の種類　普通株式

1【取得状況】

(1)【株主総会決議による取得の状況】

平成20年2月29日現在

区分	株式数（株）		価額の総額（円）
株主総会（　年　月　日）での決議状況 （取得期間　年　月　日～　年　月　日）			
報告月における取得自己株式（取得日）	月　日		
計	―		
報告月末現在の累積取得自己株式			
自己株式取得の進捗状況（%）			

(2)【取締役会決議による取得の状況】

平成20年2月29日現在

区分	株式数（株）		価額の総額（円）
取締役会（平成20年1月23日）での決議状況 （取得期間※平成20年1月24日～平成20年3月24日）		5,000,000	15,000,000,000
報告月における取得自己株式（取得日※）	2月1日	119,000	373,350,000
	2月4日	118,000	373,060,000
	2月5日	118,000	374,510,000
	2月6日	117,000	374,570,000
	2月7日	115,000	374,300,000
	2月8日	115,000	375,150,000
	2月12日	117,000	372,740,000
	2月13日	120,000	375,000,000
	2月14日	116,000	375,620,000
	2月15日	113,000	372,740,000
	2月18日	115,000	373,550,000
	2月19日	114,000	373,760,000
	2月20日	115,000	375,690,000
	2月21日	115,000	375,100,000
	2月22日	115,000	375,340,000
	2月25日	116,000	374,340,000
	2月26日	117,000	376,970,000
	2月27日	118,000	376,720,000
	2月28日	115,000	375,540,000
	2月29日	117,000	379,740,000
計	―	2,325,000	7,497,790,000
報告月末現在の累積取得自己株式		2,676,000	8,618,930,000
自己株式取得の進捗状況（%）		53.5%	57.5%

※　取得期間は約定ベースで、取得自己株式は受渡ベースで記載しております。

2【処理状況】

平成20年２月29日現在

区分	報告月における処分株式数（株）		処分価額の総額（円）
引き受ける者の募集を行った取得自己株式	（処分日） 月　日		
計	－		
消却の処分を行った取得自己株式	（消却日） 月　日		
計	－		
合併、株式交換、会社分割に係る移転を行った取得自己株式	（移転日） 月　日		
計	－		
その他（　　　　　　　　　　）	（処分日） 月　日		
計	－		
合　計			

3【保有状況】

平成20年２月29日現在

報告月末日における保有状況	株式数（株）
発行済株式総数	549,443,701
保有自己株式数	7,493,885

Exhibit B-3

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	金融商品取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成20年３月26日
【事業年度】	第101期（自 平成18年４月１日 至 平成19年３月31日）
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役 社長執行役員 尾崎 元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３－３６６０－７１１１
【事務連絡者氏名】	会計財務部門 管理部長 青木 和義
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３－３６６０－７１１１
【事務連絡者氏名】	会計財務部門 管理部長 青木 和義
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

1 【有価証券報告書の訂正報告書の提出理由】

平成19年6月28日に提出致しました第101期（自 平成18年4月1日 至 平成19年3月31日）有価証券報告書の記載事項の一部に追加すべき事項がありましたので、これを訂正するため有価証券報告書の訂正報告書を提出するものであります。

2 【訂正事項】

第一部 企業情報

第4 提出会社の状況

6．コーポレート・ガバナンスの状況

3【訂正箇所】

訂正箇所は__線で示しております。

コーポレート・ガバナンスに関する施策の実施状況

（訂正前）

（1）～（6）<略>

（訂正後）

（1）～（4）<略>

（5）株主総会決議事項を取締役会で決議することができるとした事項及びその理由

①自己の株式の取得

当社は、経営環境等の変化に速やかに対応するため、取締役会の決議によって自己の株式を取得することができる旨を定款に定めております。

②取締役及び監査役の責任軽減

当社は、取締役及び監査役が期待される役割を十分に発揮できるように、取締役（取締役であったものを含む。）及び監査役（監査役であった者を含む。）の会社法第423条第1項の責任について、職務を行うにつき善意にしてかつ重大な過失がないときは、取締役会の決議により法令の限度においてその責任を免除することができる旨を定款に定めております。

③中間配当

当社は、株主への機動的な利益還元ができるよう、取締役会の決議により毎年9月30日を基準日として会社法454条第5項に定める中間配当を行うことができる旨を定款に定めております。

（6）<略>

Exhibit B-4

【表紙】

【提出書類】	訂正発行登録書
【提出先】	関東財務局長
【提出日】	平成20年３月26日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役 社長執行役員　尾崎 元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門 管理部長 青木 和義
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門 管理部長 青木 和義
【発行登録の対象とした募集有価証券の種類】	社債
【発行登録書の提出日】	平成18年６月１日
【発行登録書の効力発生日】	平成18年６月９日
【発行登録書の有効期限】	平成20年６月８日
【発行登録番号】	18－関東78
【発行予定額】	120,000百万円
【発行残額】	20,000百万円 (20,005百万円) (注) 発行残額は、券面総額又は振替社債の総額の合計額（下段（ ）書きは、発行価額の総額の合計額）に基づき算出した。
【効力停止期間】	この訂正発行登録書の提出による発行登録の効力停止期間は、平成20年３月26日（提出日）である。
【提出理由】	有価証券報告書（第101期 自平成18年４月１日 至平成19年３月31日）の訂正報告書を平成20年３月26日に関東財務局長へ提出した。この訂正報告書の提出により、当該書類を平成18年６月1日付で提出した発行登録書の参照書類とする。
【縦覧に供する場所】	株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号)

【訂正内容】

表紙の「提出理由」に記載のとおりである。

Exhibit B-5

最終更新日：2008 年 3 月 27 日

花王株式会社

代表取締役 社長執行役員 尾崎 元規
問合せ先：法務・コンプライアンス部門 法務部 法務課長 八幡 賢二
証券コード：4452
http://www.kao.co.jp/

当社のコーポレート・ガバナンスの状況は以下のとおりです。

Ⅰ コーポレート・ガバナンスに関する基本的な考え方及び資本構成、企業属性その他の基本情報

1．基本的な考え方

企業価値の継続的な増大をめざして、効率が高く、健全で透明性の高い経営が実現できるよう、経営体制及び内部統制システムを整備し、必要な施策を実施していくことが、当社のコーポレート・ガバナンスに関する取組みの基本的な考え方であり、経営上の最も重要な課題のひとつと位置づけております。

2．資本構成

[illegible]	30%以上

【 大株主の状況 】

氏名又は名称	所有株式数(株)	割合（%）
日本トラスティ・サービス信託銀行株式会社（信託口）	25,547,000	4.64
日本マスタートラスト信託銀行株式会社（信託口）	25,188,000	4.58
モックスレイ・アンド・カンパニー	24,803,000	4.51
ステート ストリート バンク アンド トラスト カンパニー 505103	22,571,000	4.10
東京海上日動火災保険株式会社	17,402,000	3.16
全国共済農業協同組合連合会	16,642,000	3.02
ステート ストリート バンク アンド トラスト カンパニー	15,454,000	2.81
日本生命保険相互会社	15,200,000	2.76
ザ チェース マンハッタン バンク エヌエイ ロンドン エス エル オムニバス アカウント	12,613,000	2.29
メロン バンク エヌエー アズ エージェント フォー イッツ クライアント メロン オムニバス ユーエス ペンション	11,165,000	2.03

3．企業属性

[illegible]	東京　第一部
[illegible]	3月
[illegible]	化学
[illegible]	１０００人以上
[illegible]	1兆円以上
[illegible]	なし
[illegible]	１００社以上３００社未満

4．その他コーポレート・ガバナンスに重要な影響を与えうる特別な事情

――

II 経営上の意思決定、執行及び監督に係る経営管理組織その他のコーポレート・ガバナンス体制の状況

1．機関構成・組織運営等に係る事項

[illegible]	監査役設置会社

【 取締役関係 】

[illegible]	会長(社長を兼任している場合を除く)
[illegible]	15 名
[illegible]	選任している
[illegible]	2 名

会社との関係(1)

[illegible]	[illegible]	会社との関係（※1）								
		a	b	c	d	e	f	g	h	i
髙橋 温	他の会社の出身者				○	○			○	
正田 修	他の会社の出身者				○	○			○	

※1 会社との関係についての選択項目
- a 親会社出身である
- b その他の関係会社出身である
- c 当該会社の大株主である
- d 他の会社の社外取締役又は社外監査役を兼任している
- e 他の会社の業務執行取締役、執行役等である
- f 当該会社又は当該会社の特定関係事業者の業務執行取締役、執行役等の配偶者、三親等以内の親族その他これに準ずる者である
- g 当該会社の親会社又は当該親会社の子会社から役員としての報酬等その他の財産上の利益を受けている
- h 本人と当該会社との間で責任限定契約を締結している
- i その他

会社との関係(2)

[illegible]	適合項目に関する補足説明	当該社外取締役を選任している理由
髙橋 温	住友信託銀行株式会社代表取締役会長	経営者としての豊富な経験及び金融業界における長年の経験からの視点に基づく経営の監督とチェック機能を期待し、選任しています。
正田 修	株式会社日清製粉グループ本社代表取締役 取締役会長	当社と同じ製造業の会社の経営者としての豊富な経験からの視点に基づく経営の監督とチェック機能を期待

氏名	適合項目に関する補足説明	当該社外取締役を選任している理由
		し、選任しています。

その他社外取締役の主な活動に関する事項

2006 年 4 月から 2007 年 3 月の期間に開催された取締役会は 16 回でしたが、社外取締役　高橋温、同　正田修の両氏の取締役就任以降に開催された取締役会は14回でした。当該14回中、両氏の出席は12回となっております。両氏には取締役会においては、定期的に会社運営全般に関する所感を述べていただいているほか、豊富な経験に基づく大局的、客観的見地から、各議題に関し毎回積極的な質問、意見を表明いただいております。また、必要に応じて、国内外の事業場への訪問を行っていただいております。

【 監査役関係 】

[illegible]	設置している
[illegible]	4 名

監査役と会計監査人の連携状況

事業年度の会計監査の開始にあたり、監査役は会計監査人より、監査の基本方針・重点監査事項・監査事業所と主な監査内容等を記した監査計画書を入手し、会計監査人と当該監査計画書の記述内容に関する意見交換を実施しています。

また、中間期決算においては、会計監査人の中間期会計監査作業の過程において、監査役は会計監査人より、主な監査内容とそれまでの監査における重要な問題点の有無に関する報告を受けて意見交換を行い、会計監査人が中間監査報告書を当社の取締役会に提出するときに、中間監査報告会を開催し、会計監査人より中間監査結果に関する要約の報告を受けております。

事業年度の年間決算においても、監査役は、会計監査人の会計監査作業の過程で相互の監査内容に関する協議の機会をもち、また、会計監査人より法令の定めによる期限内に監査報告書を受領するとともに監査結果の要約の報告を受け、その後の監査役会の監査報告書の作成に役立てています。

その他、監査役は、必要の都度会計監査人と連絡を取り、相互の監査意見の形成に資するための連携を取っています。

監査役と内部監査部門の連携状況

監査役は、経営監査室や法務・コンプライアンス部門のほか、社内に設けられた環境安全・品質保証・リスク管理等に関わる内部監査関連部門と、それぞれ四半期或いは半期毎に定期的な会合をもって各内部監査関連部門の活動状況を聴取するとともに意見交換を行い、また必要の都度、双方が保有する情報を相手方に提供することにより連携を深め、相互の監査活動のレベルアップを図っています。

[illegible]	選任している
[illegible]	2 名

会社との関係(1)

氏名	属性	a	b	c	d	e	f	g	h	i
伊東　敏	公認会計士								○	
大江　忠	弁護士				○				○	

会社との関係(※1)

※1　会社との関係についての選択項目
- a　親会社出身である
- b　その他の関係会社出身である
- c　当該会社の大株主である
- d　他の会社の社外取締役又は社外監査役を兼任している
- e　他の会社の業務執行取締役、執行役等である
- f　当該会社又は当該会社の特定関係事業者の業務執行取締役、執行役等の配偶者、三親等以内の親族その他これに準ずる者である
- g　当該会社の親会社又は当該親会社の子会社から役員としての報酬等その他の財産上の利益を受けている
- h　本人と当該会社との間で責任限定契約を締結している
- i　その他

会社との関係(2) 更新

氏名	適合項目に関する補足説明	当該社外監査役を選任している理由
伊東　敏	――	公認会計士としての高い専門性と、豊富な監査経験・知識に基づく視点を期待し、選任しています。
大江　忠	花王カスタマーマーケティング株式会社社外監査役、キヤノン株式会社社外監査役、株式会社丸井グループ社外監査役	弁護士としての高い専門性と、豊富な経験・知識に基づく客観的な視点を期待し、選任しています。

その他社外監査役の主な活動に関する事項

2006年4月から2007年3月の期間に開催された取締役会は16回、監査役会は7回であり、社外監査役　伊東敏氏はそれぞれに毎回出席しております。同期間中において、社外監査役　大江忠氏の監査役就任以降開催された取締役会は14回、監査役会は5回であり、同氏は取締役会には12回、監査役会には4回出席しております。両氏には取締役会においては、専門的、客観的見地から、ほぼ毎回積極的かつ的確な質問、発言をいただいております。また、監査役会においても毎回豊富な知識と経験に基づく的確なご意見をいただいております。また、必要に応じて、国内外の事業場の監査にも参加いただいております。

【 インセンティブ関係 】

[illegible]	業績連動型報酬制度の導入、ストックオプション制度の導入

該当項目に関する補足説明

取締役報酬については、株主との利害を共有化する目的でストックオプション制度を導入しているほか、年間予定報酬の20%を超える部分をEVA(経済的付加価値)等を基準とした業績連動型報酬としております。但し、社外取締役には業績連動型報酬は導入しておりません。

[illegible]	社内取締役、社外取締役、従業員、子会社の取締役、執行役、監査役

該当項目に関する補足説明

会社が当該付与対象者にストックオプションを付与している理由は、対象者と当社株主の利害の共有化により、当社の企業価値の一層の増大を図ることを目的としているためであります。当社としては、この目的に合致する経営を担う役員、幹部社員、重要子会社幹部を付与対象者として選定しています。

【 取締役報酬関係 】

[illegible]	有価証券報告書、営業報告書（事業報告）
[illegible]	社内取締役及び社外取締役の別に各々の総額を開示

該当項目に関する補足説明

2007 年3月期における取締役の報酬等の内容は以下のとおりでありますが、取締役の報酬等については、株主との利害を共有化する目的でストックオプション制度の導入、EVA等を基準とした賞与の業績連動性の明確化、役員退職慰労引当金の新規積み立ての停止などを実施しております。

取締役の報酬等の総額

取締役 15 名 435 百万円(うち社外取締役 2名 13 百万円)

(注)1. 取締役の報酬等の総額には、使用人兼務取締役の使用人兼務部分に対する給与等相当額 142 百万円(賞与を含む)は含まれておりません。

(注)2. 取締役の報酬等の総額には、以下のものも含まれております。

(1)2007 年3月期中に役員賞与引当金として費用計上した額

取締役:13 名 110 百万円

(2)平成 18 年6月 29 日開催の第 100 期定時株主総会決議並びに平成 18 年8月 25 日及び平成 18 年9月 28 日開催の取締役会決議に基づき、ストックオプションとして割り当てた新株予約権による報酬等の額

取締役:14 名 76 百万円(うち社外取締役 1名 2百万円)

(注)3. 取締役の報酬等の限度額は、次のとおりであります。

(1)年額 450 百万円(平成4年6月 26 日開催の第 86 期定時株主総会決議)

使用人兼務取締役の使用人分の報酬は含みません。

(2)年額 200 百万円(平成 18 年6月 29 日開催の第 100 期定時株主総会決議)

上記(1)とは別枠で、ストックオプションとして割り当てる新株予約権に関する報酬等の限度額として承認されています。

(注)4. 取締役の報酬等の総額のほか、平成 18 年6月 29 日開催の第 100 期定時株主総会の決議に基づき、次のとおり支給しております。

(1)役員賞与

取締役:13 名 73 百万円

(2)退職慰労金

取締役:2名 17 百万円

平成 13 年7月以降、役員退職慰労金引当金の新規の積み立てを停止しており、上記の支給総額は、それぞれの取締役への就任時から平成 13 年6月までの在任中の労に報いるためのものであります。

上記の内容は、事業報告及び有価証券報告書において開示しており、両報告書とも当社ホームページに掲載しております。

【 社外取締役(社外監査役)のサポート体制 】

社外取締役に対しては、取締役会における充実した議論に資するため、取締役会の議題の提案の背景、目的、その内容等につき、毎回取締役会の開催前に、取締役会の事務局より十分な説明が行われております。
また、社外監査役については、要請に応じて、経営監査室、法務・コンプライアンス部門などの機能部門が補助する体制となっています。

2. 業務執行、監査・監督、指名、報酬決定等の機能に係る事項

当社では、従来の取締役と監査役という枠組みの中で、監督と執行の分離を進めていく体制として、執行役員制度を 2002 年 6 月より導入しており、2007 年 6 月の株主総会後の経営体制は、社外取締役 2 名と代表権のない取締役会会長を含む取締役 15 名と、取締役兼務者 11 名を含む執行役員 25 名であります。委員会設置会社に移行する是非については、今後も重要な経営課題として継続して検討していきますが、委員会設置会社における報酬委員会及び指名委員会と同様の機能を果たすものとして、報酬諮問委員会及び会長・社長選任審査委員会を設置しております。報酬諮問委員会は、全代表取締役、取締役会会長及び全社外取締役により構成され、代表取締役が、取締役及び執行役員の報酬制度や水準について意見を求めるもので、毎年1回役員報酬改訂時期に開催しております。2007 年3月期も全委員の出席により開催され、現任の取締役及び執行役員に対する報酬制度と報酬水準について妥当であるとの審査評価を受けており、その旨が取締役会に報告されております。会長・社長選任審査委員会は、全社外取締役及び全社外監査役だけで構成し、会長と社長の選任及び再任の際に、その適正さにつき、事前に同委員会の審査を経て、取締役会に意見具申をするものです。2004年6月の新会長・新社長選任及び2006年の取締役改選後の会長・社長再選候補選任に際しては、それに先立ち会長・社長選任審査委員会の全委員が出席し審査委員会が開催され、審査の上、取締役会に候補者の適正性に問題はない旨の意見が出されております。
また、当社会計監査人である監査法人トーマツは、業務執行社員について、当社の会計監査に一定期間を超えて関与することの

ないよう措置を講じております。当社は同監査法人との間で、会社法監査と証券取引法監査について、監査契約書を締結し、それに基づき報酬を支払っております。2007 年 3 月期において業務を執行した公認会計士の氏名、監査業務に係る補助者の構成については下記のとおりです。

・業務を執行した公認会計士の氏名

指定社員 業務執行社員: 吉田修己、市川育義、安藤 武

・会計監査業務に係る補助者の構成

公認会計士 10 名、会計士補6名、その他9名

Ⅲ 株主その他の利害関係者に関する施策の実施状況

1．株主総会の活性化及び議決権行使の円滑化に向けての取組み状況

	補足説明
[illegible]	例年株主総会の約１ヶ月前に招集通知を発送することとしています（２００６年定時株主総会においては、開催日（6月２９日）の２８日前（6月１日)、２００７年定時株主総会においては、開催日（6月２８日）の２８日前（5月３１日）に発送済み)。
[illegible]	・２００６年定時株主総会より、電磁的方法による議決権の行使を開始しました。 ・２００６年定時株主総会より、㈱ＩＣＪ（インベスター・コミュニケーション・ジャパン）が運営する機関投資家向け議決権電子行使プラットフォームの利用を開始しました。
[illegible]	当社ホームページに、招集通知発送日に招集通知全文及び英訳（要約）についても掲載するほか、中央三井信託銀行、三菱ＵＦＪ信託銀行、住友信託銀行の議案掲載サイトに招集通知全文及び英訳（要約）の掲載をしています。

2．IR に関する活動状況

	[illegible]	[illegible]
[illegible]	あり	年２回、決算発表日と同日に開催しています。社長から経営の概況や経営方針を、会計財務部門統括執行役員から業績の実績及び予想について報告・説明しています。また、年１回、工場見学会や事業説明会を開催しています。
[illegible]	あり	米国及び欧州に、それぞれ年１回訪問し、社長が経営方針や経営環境、業績、今後の見通し等について説明し、その後投資家からの質問に答える形式で説明会を実施しています。
[illegible]	なし	決算短信（年４回)、有価証券報告書、半期報告書、アニュアルレポート（英語のみ)、期末報告書、中間報告書、株主総会説明資料及び決算説明会資料（年２回）を掲載し

	[illegible]	[illegible]
[illegible]		ています。また株主総会説明資料、決算説明会資料及び決算短信要約版を、英訳して発表同日に掲載しています。 日本語のホームページ：http://www.kao.co.jp/corp/ir/index.html 英語のホームページ：http://www.kao.co.jp/en/ir/index.html
[illegible]	－	戦略的な情報発信の強化をめざし、社長室にてＩＲ機能を担っています。部長１名、担当１名の２名で対応しています。

３．ステークホルダーの立場の尊重に係る取組み状況

	[illegible]
[illegible]	当社の企業理念を集大成した花王ウエイにおいて、「私たちは、消費者・顧客の立場にたって、心をこめた“よきモノづくり”を行い、世界の人々の喜びと満足のある、豊かな生活文化の実現に貢献することを使命とします。」と謳い、またその「ビジョン」において、「私たちは、それぞれの市場で消費者・顧客を最もよく知る企業となることをグローバルにめざし、全てのステークホルダーの支持と信頼を獲得するとともに、社会の持続的な発展に寄与します。」と規定しているほか、花王ビジネスコンダクトガイドライン（花王企業行動指針）の基本精神において、『倫理に基づく行動』と『法の遵守』を基本におき、良識ある公正な行動により、花王が誠実で清潔な“徳のある企業”として、全てのステークホルダーから支持されることを目指す。」と規定し、その本文において、各ステークホルダーの立場を尊重した行動基準について詳細を規定しています。
[illegible]	社長を委員長とする「ＣＳＲ委員会」、取締役を委員長とする「レスポンシブル・ケア推進委員会」が活動の基本方針の策定とレビューを行い、これに則った日々の具体的な活動については、専門部署を設置し推進しております。毎年７月にＣＳＲレポートを発行し、当社のＣＳＲの考え方と環境保全活動を含めた様々なＣＳＲ関連活動を報告しています。
[illegible]	２００５年９月に発足した情報開示委員会では、２００６年５月に情報開示に関する基本方針を策定しました。本指針には、当社が従前から実施してきましたとおり、会社法、金融商品取引法、各種法令及び証券取引所の定める規則を遵守し、「適時開示規則」に該当する情報を迅速に開示することにより、株主・投資家をはじめとする全てのステークホルダーに適時・正確且つ公平に情報を開示する

という方針が織り込まれています。

Ⅳ 内部統制システムに関する基本的な考え方及びその整備状況

更新

1. 内部統制体制の整備に関する方針

＜内部統制体制に関する基本的な考え方＞
企業価値の継続的な増大をめざして、適法かつ効率的な、また健全で透明性の高い経営が実現できるよう、経営体制、経営組織及び経営システムを整備することを重要な課題として、代表取締役 社長執行役員を委員長とする内部統制委員会を設置し、下記の施策を実施する。

(1)取締役及び使用人の職務の執行が法令及び定款に適合することを確保するための体制
花王グループの役員及び使用人は、法令、定款、社内規程及び社会的倫理の遵守について規定した「花王ビジネスコンダクトガイドライン（花王企業行動指針）」に基づき誠実に行動することが求められ、コンプライアンスを担当する取締役を委員長とするコンプライアンス委員会がその遵守を推進する。その遵守状況については、経営監査室によるモニタリングや、社内外の関係者からの通報・相談窓口への情報等によって早期に把握し、問題がある場合には速やかな解決に努め、また、類似事例の再発を防止するために適切な措置をとる。

(2)取締役の職務の執行に係る情報の保存及び管理に関する体制
取締役の職務執行に係る情報（議事録・決裁記録及びそれらの付属資料、会計帳簿・会計伝票及びその他の情報等）は文書管理規程その他関連する規程等に従い、適切に保存及び管理を行う。取締役、監査役及びそれらに指名された使用人はいつでもそれらの情報を閲覧できるものとする。

(3)損失の危険の管理に関する規程その他の体制
経営戦略上のリスクについては、事前に関連部門においてリスクの分析やその対応策の検討を行い、必要に応じて取締役会または経営会議において審議を行う。業務運営上のリスクについては、「花王リスクマネジメントポリシー」に基づいて管理する。リスクマネジメントを担当する取締役を委員長とするリスクマネジメント委員会において、全社横断的なリスク管理の推進と、災害その他の危機発生時の対応策を整備する。なお、重大な危機が発生した場合には、代表取締役 社長執行役員を本部長とする対策本部を設置し、対応を行う。

(4)取締役の職務の執行が効率的に行われることを確保するための体制
取締役会は、中期経営基本戦略において注力すべき方向性を定めた上で、これを各部門及び子会社等の中期計画に落とし込み、毎年取締役会等でレビューし、計画の進捗状況及び事業環境の変化に対応し、必要な軌道修正を行うものとする。収支計画その他重要な事業計画の進捗については、経営会議において月次または適宜レビューし、課題を抽出し、対策の実行につなげるものとする。また、監督と執行を分離し、その実効性を確保するために取締役会または経営会議に諮るべき決裁基準を必要に応じて見直すものとする。

(5)当社及びその子会社から成る企業集団における業務の適正を確保するための体制
内部統制委員会及びその関連委員会は、当社及び子会社の事業活動に関し、法令及び定款に適合することを確保するための諸施策に加え、横断的に業務の適正と効率性の確保を推進し、その監視を行うとともに定期的に取締役会に報告するものとする。代表取締役及び業務担当取締役・執行役員は、それぞれの職務分掌に従い、花王グループ会社が適切な内部統制システムの整備を行うように指導する。また、子会社における業務の適正の確保のために、子会社からの定期的な報告ルールの充実を図り、内部監査の充実を行うものとする。

(6)財務報告の信頼性を確保するための体制
財務報告の信頼性を確保するために、全社的な内部統制の状況及び業務プロセスについて、内部統制委員会の方針に基づき評価、改善及び文書化を行い、取締役会は、これらの活動を定期的に確認する。

(7)監査役がその職務を補助すべき使用人を置くことを求めた場合における当該使用人に関する事項
監査役監査を実効的に行うために、監査役から補助すべき使用人を置くことの求めがあった場合は、取締役は監査役と具体的な人選を協議し、配置する。

(8)前項の使用人の取締役からの独立性に関する事項
監査役の職務を補助すべき使用人の任命、評価、異動及び懲戒は監査役会の意見を徴してこれを尊重する。

(9)取締役及び使用人が監査役に報告をするための体制その他の監査役への報告に関する体制
監査役は、経営会議、内部統制委員会及びその関連の委員会への出席並びに重要な会議の議事録や決裁記録等の文書の閲覧をいつでも行うことができ、また、代表取締役との定期的な意見交換をはじめ、各部門の責任者から活動状況の報告を受けることができる。また、取締役は、会社に著しい損害を及ぼす恐れがある事実及び法令・定款に違反する重大な事実等が発生した場合は、速やかに監査役に報告する。

(10)その他監査役の監査が実効的に行われることを確保するための体制
監査役は、効率的かつ効果的な監査役監査を行うために、会計監査人及び経営監査室をはじめとする内部監査部門並びに子会社の監査役及び内部監査部門と情報の交換を含む緊密な協力関係を維持するとともに、必要に応じて独自に弁護士や公認会計士等の外部専門家の支援を受けることができる。

2. 反社会的勢力排除に向けた基本的な考え方及びその整備状況

当社では、反社会的勢力排除に向けた取り組みについて、花王ビジネスコンダクトガイドライン(花王企業行動指針)において以下のとおり宣言し、これを花王グループ全社員に周知徹底するとともに、当社ホームページに掲載しております。

反社会的行為はしません。また、そのような行為を許容したり支持したりする個人、グループ、団体からの圧力に対しては、毅然とした態度で臨みます。
・ 社員の違法行為・反社会的行為には、厳正な姿勢で臨みます。

・ 業務に関係するか否かを問わず、違法行為や反社会的行為に関与せず、良識ある行動に努めます。
・ 反社会的団体との関係を排除し、いかなる恐喝、脅迫にも屈しません。また、不正な資金洗浄(マネーロンダリング)や利益供与など、反社会的活動や公序良俗に反する行動に関わりません。

また、平素より、反社会的勢力との関係を遮断するため、外部専門機関との連携、反社会的勢力に関する情報の収集・管理、及び社内体制の整備をしております。

参考資料「模式図」:巻末「添付資料」をご覧ください。

V その他

1. 買収防衛に関する事項

2007年6月開催の当社定時株主総会に敵対的買収防衛策の議案を提出しておりませんが、当社は敵対的買収防衛策の導入を重要な経営課題の一つとして考え、法制度や世間の動向等を注視しつつ、合理的な防衛策の導入の是非につき継続して検討を行っております。
当社としては、当社の株主には当社株式を長期的に保有していただきたいと希望しており、長期保有される株主の利益のためには、EVAの増大につながるような事業活動を活発に行うことにより企業価値を長期的に高め、且つ、配当(*)など株主への還元を充実していくことが本来あるべき姿であると考えております。企業価値の増大と株主還元の充実を通じて、当社の株価及び時価総額が高まることで、株主の利益に反する敵対的買収が行いにくくなるものと考えております。
同時にCSR活動等を通じて当社が社会に貢献していることを全てのステークホルダーに理解していただくことで、当社経営陣に対する信頼が増すことも、かかる敵対的買収に対する大きな抑止力になると考えております。

*:当社では、連結での配当性向を40%程度とすることを目処としております。

2. その他コーポレート・ガバナンス体制等に関する事項

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【 参考資料：模式図 】


株主総会
会計監査人
監視
監査役会
監査
取締役会
会長・社長選任審査委員会
報酬諮問委員会
監督
監査
経営会議
CSR委員会
内部統制委員会
情報開示委員会
コンプライアンス委員会
TS・個人情報保護推進委員会
リスクマネジメント委員会
レスポンシブル・ケア推進委員会
品質保証委員会
コンプライアンス相談窓口
相談
社外弁護士
監査
監査
経営監査室
監査
・機能部門
会計財務部門
法務・コンプライアンス部門
リスクマネジメント室
環境・安全推進本部
品質保証本部
その他
・事業部門 ・生産技術部門 ・研究開発部門
監査
調査
(出席)
関係会社監査役連絡会議
(出席)
子会社、関連会社
監査役
公認会計士
監査

（注）当社は、企業経営及び日常の業務に関して、必要に応じて、弁護士などの複数の専門家から経営判断上の参考とするためのアドバイスを受ける体制をとっております。

END